NEVSUN RESOURCES LTD.

Interim Consolidated Financial Statements

September 30, 2007

(Expressed in United States Dollars)

Unaudited – Prepared by Management

The prior period unaudited comparative
information for September 30, 2006 has not
been reviewed by an independent accountant

NEVSUN RESOURCES LTD.

Interim Consolidated Balance Sheets

(Expressed in United States dollars)

	September 30, 2007	December 31, 2006
	(unaudited)	(reclassified - note 3)

Assets

Current assets:
Cash and cash equivalents	$13,316,983	$23,390,272
Short-term investments	-	9,911
Accounts receivable and prepaids	255,645	133,988
Inventory	6,329	29,778
Current assets held for sale (note 3)	9,132,258	12,043,678
		35,607,627

Property, plant and equipment (note 4)	957,573	651,342

Long-term assets held for sale (note 3)	17,573,538	12,868,069

	$41,242,326	$49,127,038

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$868,784	$1,812,830
Current liabilities relating to assets held for sale (note 3)	12,691,437	9,928,172
	13,560,221	11,741,002

Long-term liabilities relating to assets held for sale (note 3)	4,102,773	3,903,360

Shareholders’ equity:
Share capital (note 5)	224,106,770	222,748,798
Contributed surplus	10,103,172	8,410,121
Deficit	(210,630,610)	(197,676,243)
	23,579,332	33,482,676

	$41,242,326	$49,127,038

Adoption of new accounting standards (note 2)

Commitments and contingencies (notes 3 and 6)

Subsequent events (note 8)

See accompanying notes to interim consolidated financial statements.

Approved on behalf of the Board:

“Gary E. German”	Director	“Robert J. Gayton”	Director
Gary E. German		Robert J. Gayton

NEVSUN RESOURCES LTD.

Interim Consolidated Statements of Operations and Comprehensive Loss

Unaudited

(Expressed in United States dollars)

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006
	(reclassified - note 3)			(reclassified - note 3)

Operating costs and expenses:
Depreciation	$36,676	$4,782	$92,953	$14,211
Exploration	1,262,926	1,271,177	3,318,976	4,271,373
General and administrative	840,651	977,257	4,149,331	2,887,224

Loss from operations	(2,140,253)	(2,253,216)	(7,561,260)	(7,172,808)

Foreign exchange gain (loss)	799	(258)	(17,121)	(38,806)
Investment income	176,591	74,431	701,742	332,325
Royalty Income	-	-	-	81,806
Write-down of mineral properties	-	-	-	(99,137)

Loss before income taxes	(1,962,863)	(2,179,043)	(6,876,639)	(6,896,620)

Income taxes	-	-	8,888	-

Loss from continuing operations	(1,962,863)	(2,179,043)	(6,885,527)	(6,896,620)

Loss from discontinued operations (note 3)	(2,689,913)	(5,526,031)	(6,068,840)	(11,730,992)

Loss for the period	(4,652,776)	(7,705,074)	(12,954,367)	(18,627,612)

Other comprehensive loss	-	-	-	-

Comprehensive loss	$(4,652,776)	$(7,705,074)	$(12,954,367)	$(18,627,612)

Weighted average number of common shares outstanding	117,739,597	106,093,827	117,249,835	105,609,276

Basic and diluted loss per share from continuing operations	$(0.02)	$(0.02)	$(0.06)	$(0.07)

Basic and diluted loss per share from discontinued operations	(0.02)	(0.05)	(0.05)	(0.11)

Basic and diluted loss per share	$(0.04)	$(0.07)	$(0.11)	$(0.18)

See accompanying notes to interim consolidated financial statements.

NEVSUN RESOURCES LTD.

Interim Consolidated Statements of Cash Flows

Unaudited

(Expressed in United States dollars)

	Three months ended Sept. 30		Nine months ended Sept. 30
	2007	2006	2007	2006
		(reclassified - note 3)		(reclassified - note 3)

Cash provided by (used for):

Operations:
Loss from continuing operations	$(1,962,863)	$(2,179,043)	$(6,885,527)	$(6,896,620)
Items not involving the use of cash:
Depreciation, depletion and amortization	36,676	4,782	92,953	14,211
Stock-based compensation	265,889	401,228	1,903,014	1,130,084
Stock based compensation, exploration	-	-	-	81,953
Mineral property write-off	-	-	-	99,137
Gain on sale of short term investment	-	-	(11,692)	-
Changes in non-cash operating capital:
Accounts receivable and prepaids	84,664	163,841	(121,657)	181,606
Inventories	(255)	-	23,449	-
Accounts payable and accrued liabilities	61,445	(95,796)	(944,046)	161,457
	(1,514,444)	(1,704,988)	(5,943,506)	(5,228,172)

Investments:
Expenditures on property, plant and equipment	(88,694)	(95,805)	(399,183)	(145,425)
Short-term investments sales proceeds	-	(10,334)	21,603	486,977
	(88,694)	(106,139)	(377,580)	341,552

Financing:
Issuance of shares, net of issue costs	4,252	271,830	1,148,007	10,187,616
	4,252	271,830	1,148,007	10,187,616

Increase (decrease) in cash and cash equivalents from continuing operations	(1,598,886)	(1,539,297)	(5,173,079)	5,300,996

Decrease in cash and cash equivalents from discontinued operations (note 3)	(1,802,835)	(2,069,403)	(4,900,210)	(24,178,540)

Net decrease in cash and cash equivalents	(3,401,721)	(3,608,700)	(10,073,289)	(18,877,544)

Cash and cash equivalents, beginning of period	16,718,704	7,545,580	23,390,272	22,814,424

Cash and cash equivalents, end of period	$13,316,983	$3,936,880	$13,316,983	$3,936,880

Non-cash investing and financing transactions:
Reclassification of contributed surplus to share capital upon exercise of shares	$-	$83,148	$209,965	$511,439

See accompanying notes to interim consolidated financial statements.

NEVSUN RESOURCES LTD.

Interim Consolidated Statement of Shareholders’ Equity

Unaudited

(Expressed in United States dollars, unless otherwise stated)

	Number of shares	Share capital (note 5)	Contributed surplus	Accumulated other comprehensive income (note 2)	Deficit

December 31, 2006	116,289,322	$222,748,798	$8,410,121	$-	$(197,676,243)

Transition adjustment for the adoption of new accounting standards (note 2(c))	-	-	-	3,307	-

Exercise of options (note 5(b))	670,000	586,260	-	-	-

Transfer to share capital on exercise of options	-	185,550	(185,550)	-	-

Stock based compensation expense	-	-	1,046,641	-	-

Unrealized gain on available-for-sale investments (net of tax)	-	-	-	616	-

Loss for the period	-	-	-	-	(3,590,747)

March 31, 2007	116,959,322	223,520,608	9,271,212	3,923	(201,266,990)

Exercise of options (note 5(b))	775,000	557,495	-	-	-

Transfer to share capital on exercise of options	-	24,415	(24,415)	-	-

Stock based compensation expense	-	-	590,486	-	-

Realized gain	-	-	-	(3,923)	-

Loss for the period	-	-	-	-	(4,710,844)

June 30, 2007	117,734,322	224,102,518	9,837,283	-	(205,977,834)

Exercise of options (note 5(b))	30,000	4,252	-	-	-

Stock based compensation expense	-	-	265,889	-	-

Loss for the period	-	-	-	-	(4,652,776)

September 30, 2007	117,764,322	$224,106,770	$10,103,172	$-	$(210,630,610)

See accompanying notes to interim consolidated financial statements.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

September 30, 2007

1.	Basis of presentation:

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.

The Company’s continuing operations and the underlying value and recoverability of amounts shown for its mineral properties are entirely dependent upon the availability of the necessary financing to complete the development of such mineral property interests and upon future profitable production or proceeds from the disposition of its mineral property interests.  Future profitable production is primarily dependent on the quality of ore resources, future metal prices, operating and environmental costs, fluctuations in currency exchange rates, political risks and varying levels of taxation.  While the Company actively tries to manage these risks, many of these factors are beyond its control. The Company has not entered into derivative financial instruments to manage foreign exchange or commodity price exposure.

The presentation of comparative figures has been reclassified to conform to the current presentation in respect to the discontinued operations and assets held for sale described in note 3.

Other than as noted immediately above, and the adoption of new accounting standards described in note 2, the same accounting policies are used in the preparation of these interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for the fair presentation in accordance with Canadian generally accepted accounting principles of the results for the interim periods presented.

2.	Adoption of new accounting standards:

On January 1, 2007, the Company adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants:  Handbook Section 1530, Comprehensive Income; Handbook Section 3861, Financial Instruments – Presentation and Disclosure and Handbook Section 3855, Financial Instruments - Recognition and Measurement.  These standards have been applied prospectively; accordingly, comparative amounts for prior periods have not been restated.

(a) Comprehensive income:

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income.  Other comprehensive income represents changes in shareholders’ equity during a period arising from transactions and other events and circumstances from non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale.  The components of comprehensive income are disclosed in the interim consolidated statement of shareholders’ equity.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

September 30, 2007

2.	Adoption of new accounting standards (continued):
	(b)	Financial instruments – presentation and disclosure; recognition and measurement:

Section 3861 establishes standards for the presentation and disclosure of financial instruments. Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  It requires that financial assets and financial liabilities, including derivatives, be measured at fair value on initial recognition and recorded on the balance sheet.  Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in net income.  Financial assets and financial liabilities considered held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization.  Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income.  Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

Derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value.  Changes in the fair values of derivative instruments are recognized in net income with the exception of derivatives designated as effective cash flow hedges.  The Company has no such designated hedges.

	(c)	Impact upon adoption of Section 1530, 3855 and 3861:

The transition adjustment attributable to the re-measurement at fair value of available-for-sale financial assets was recognized in opening accumulated other comprehensive income as at January 1, 2007.

Upon adoption, the Company recorded a transition adjustment of $3,307 net of taxes, to consolidated shareholders’ equity, representing changes made to the value of a financial instrument in compliance with the measurement basis under the new standards.

3.	Discontinued operations and assets held for sale:

On September 5, 2007, the Company announced the plan to place its Tabakoto mine in Mali onto care and maintenance and has commenced seeking a buyer for the Mali assets.  Accordingly the assets and liabilities relating to the Mali operations, which included the Tabakoto mine and the Segala property, have been reclassified on the balance sheet as ‘held for sale’.  The results of the Company’s Mali operations have been segregated and disclosed separately.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

September 30, 2007

3.				Discontinued operations and assets held for sale (continued):

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities held for sale and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts for discontinued operations during the reporting period.  Significant areas requiring the use of estimates and assumptions relate to the determination of impairment of long-lived assets, determination of mineral reserves, determination of reclamation and environmental obligations, costs for contract terminations, and future income tax asset valuation reserves among others.  Actual results could differ from those estimates.

Canadian GAAP requires management record long-lived assets that are available for sale at the lesser of their carrying amount or fair value less cost to sell.  The fair value of the Mali assets was indeterminable as of the date of the preparation of these financial statements.  As a result, management has retained the assets related to the Malian operations at their carrying amount.  The fair value of the assets will be determined in the coming months by the sale process and could range from anywhere from salvage value to in excess of the carrying amount.

A summary of discontinued operations and assets held for sale is as follows:

	Three months ended Sept 30		Nine months ended Sept 30
	2007	2006	2007	2006

Revenue (i)	$13,226,564	$7,403,317	$36,132,315	$12,996,446
Operating costs (ii)	(13,042,677)	(13,051,164)	(39,234,122)	(24,817,915)

Operating gain (loss)	183,887	(5,647,847)	(3,101,807)	(11,821,469)
Other income (expenses)	87,613	121,816	(5,619)	90,477
Agreement terminations (iii)	(2,961,413)	-	(2,961,413)	-

Loss from discontinued operations for the period	$(2,689,913)	$(5,526,031)	$(6,068,840)	$(11,730,992)

(i)	Revenue for the nine months ended September 30, 2006 includes only the period since commencement of production in May 2006.
(ii)	Operating costs include costs of sales and mining; depreciation, depletion and amortization; exploration; general and administrative expenses.
(iii)	The Company has terminated various long-term supply agreements and is obligated to pay certain amounts in accordance with the termination provisions of those agreements.

Cash flow from discontinued operations:

	Three months ended Sept 30		Nine months ended Sept 30
	2007	2006	2007	2006
Cash provided by (used for):

Gain (loss) for the period	$(2,689,913)	$(5,526,031)	$(6,068,840)	$(11,730,992)
ChNon-cash items and changes to non-cash operating capital	887,078	4,264,378	1,168,630	1,937,004

Operations	(1,802,835)	(1,261,653)	(4,900,210)	(9,793,988)

Investments	-	(807,750)	-	(14,384,552)

	$(1,802,835)	$(2,069,403)	$(4,900,210)	$(24,178,540)

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

September 30, 2007

3.	Discontinued operations and assets held for sale (continued):

Assets held for sale:

	September 30, 2007	December 31, 2006

Current assets
Cash	$906,412	$910,476
Accounts receivable and prepaids (i)	1,564,485	3,447,447
Inventories:
Materials and supplies	3,304,411	3,499,487
Stockpiled ore	932,874	1,238,002
Work in progress	516,071	1,135,036
Finished goods	1,908,005	1,813,230
	9,132,258	12,043,678

Fuel duty receivable (ii)	6,932,190	2,226,721
Property, plant and equipment (iii)	10,641,348	10,641,348
Total assets	26,705,796	24,911,747

Current liabilities
Bank loan (iv)	(2,701,621)	(3,120,496)
Accounts payable and accrued liabilities (v)	(9,989,816)	(6,807,676)
	(12,691,437)	(9,928,172)

Asset retirement obligation	(4,102,773)	(3,903,360)

Net assets held for sale	$9,991,586	$11,080,215

(i)		Accounts receivable and prepaids includes deposits with suppliers and the current portion of a fuel duty receivable (see ii).
(ii)

The fuel duty receivable is due from the Government of Mali and is recoverable by way of offset against royalties and any taxes that would be otherwise payable to the Government. The majority of the receivable has been classified as non-current due to the uncertainty of when the mine may recommence active operations.

(iii)

The property plant and equipment is comprised of the Tabakoto mine assets and the neighbouring Segala property.  After carrying out an evaluation for recoverability of the Tabakoto mine the Company recorded in the accounts for the year ended December 31, 2006 an impairment provision equal to the entire carrying value of the Tabakoto property, plant and equipment ($81,116,202).  Consistent with this evaluation, the Company has, during the nine month period ended September 30, 2007, expensed all costs that would otherwise be capitalized.  The recorded amount as at September 30, 2007 represents the historical cost of the Segala resource property.

(iv)		The bank loan is secured by certain mine assets, bears an interest rate of 10% and is repayable at a rate of approximately $500,000 per month until February 28, 2008.
(v)

The accounts payable and accrued liabilities at September 30, 2007 include the best estimates of amounts due by contract to September 30, 2007 and, in accordance with Canadian generally accepted accounting principles, do not include any provision for future losses that may be associated with the discontinued operations.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

September 30, 2007

4.	Property, plant and equipment:

	September 30, 2007	December 31, 2006

Mineral properties (see table below)	$199,085	$164,085

Plant and equipment at cost less
accumulated amortization $720,220 (2006 - $661,502)	758,488	487,257

	$957,573	$651,342

	Bisha Eritrea	Other	Total

Balance, December 31, 2006	$164,085	$-	$164,085

Acquisition costs	35,000	-	35,000
Exploration/development:
Assays	4,206	709	4,915
Consulting engineers and personnel	804,988	16,608	821,596
Drilling and geophysics	230,621	-	230,621
Transportation and field	67,238	838	68,076
Administration	827,788	37,880	865,668
Legal	65,883	-	65,883
Incurred during the period	2,035,724	56,035	2,091,759
Expensed during the period	(2,000,724)	(56,035)	(2,056,759)
Balance, June 30, 2007	199,085	-	199,085

Exploration/development:
Assays	-	-	-
Consulting engineers and personnel	881,548	7,691	889,239
Drilling and geophysics	78,186	-	78,186
Transportation and field	3,986	45	4,031
Administration	260,484	23,813	284,297
Legal	7,173	-	7,173
Incurred during the period	1,231,377	31,549	1,262,926
Expensed during the period	(1,231,377)	(31,549)	(1,262,926)

Balance, September 30, 2007	$199,085	$-	$199,085

5.	Share capital:
	(a)	The authorized share capital of the Company is 250,000,000 common shares without par value.

(b)	Stock options:

The Company has recorded the fair value of each option granted using the Black-Scholes model, with the following weighted average assumptions for the three month period ended September 30, 2007:  expected life of option 5 years, (2006 - 5 years) stock price volatility 55% (2006 - 82%), no dividend yield and a risk free interest rate yield of 4% (2006 - 3%).  The fair value is particularly impacted by the Company’s stock price volatility, determined using data from the previous five years.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

September 30, 2007

5.	Share capital (continued):
The general and administrative expenses for the nine month period ended September 30, 2007 included $1,903,014 of stock based compensation (2006 - $1,130,084).

	Number of options	Weighted average exercise price (CDN$)

Outstanding, December 31, 2006	7,089,500	$2.49
Expired	(60,000)	3.08
Exercised	(670,000)	1.03

Outstanding, March 31, 2007	6,359,500	2.67
Expired	(82,000)	3.25
Exercised	(775,000)	0.77

Outstanding, June 30, 2007	5,502,500	2.92
Exercised	(30,000)	0.15

Outstanding, September 30, 2007	5,472,500	$2.94

As of September 30, 2007, 4,835,000 of the total options outstanding were vested (exercisable).

(c)		Warrants:

	Number of warrants	Exercise price (CDN$)	Potential exercise price $Cdn

Expiring June 29, 2008	3,950,000	$3.25	$12,837,500
Expiring October 25, 2008	8,889,000	3.00	26,667,000
Expiring December 19, 2008	5,000,000	10.00	50,000,000
Expiring October 31, 2009	5,000,000	4.00	20,000,000

Outstanding, December 31, 2006 and Sept. 30, 2007	22,839,000	$4.79	$109,504,500

6.	Commitments and contingent liabilities:
There are no material commitments or contingencies for continuing operations.

For discontinued operations, the Company is in negotiations with vendors to terminate several of its long-term supply agreements and estimates it will incur approximately $2,300,000 in termination related payments in addition to those disclosed in note 3.  The Company has a minimum take or pay obligation on discontinued operations for power supply of $100,000 per month until mid 2010.

7.	Segmented information:

The Company conducts its business as a single operating segment being the mining business in Africa.  All mineral properties and equipment are situated in Africa.  All investment revenues were earned from international sources.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

September 30, 2007

8.	Subsequent events:
	(a)	Bisha project – State participation:

On October 26, 2007 the Company and the Eritrean National Mining Corporation (ENAMCO) entered into an agreement to increase the State’s participation in the Bisha project.  ENAMCO agreed to purchase at fair value a 30% paid participating interest, to add to its 10% free participating interest provided by Eritrean mining legislation, resulting in a total State participation of 40% (30% contributing; 10% free carried).

The agreement provides for a provisional payment by ENAMCO within three months of the date of the  agreement.  A purchase price adjustment shall be determined at the time of Bisha’s first gold shipment by an independent professional valuator using the cash flow financial model in the Bisha feasibility study, updated for the market consensus for metal prices, actual capital costs incurred, and applying the then applicable discount rate.

In addition to the project purchase price, ENAMCO will fund its pro-rata share of capital expenditure for the Project.
	(b)	Kubi - Ghana sale:

The Company completed the sale of its Kubi property in Ghana to PMI Gold Corporation (“PMI”) on October 12, 2007.  In consideration of the sale, the Company received nine million PMI common shares and, on or before 6 months after closing of the transaction, shall receive a further US$3 million. The second installment is payable in cash or in PMI shares, or a combination of both cash and shares at the option of PMI, so long as Nevsun’s shareholdings do not exceed 20% of the outstanding shares of PMI.  The Company will record a gain on the transaction in the fourth quarter of 2007 of approximately $5,700,000.

(c) Equity financing:
On October 29, 2007 the Company completed a Cdn$15,000,000 non-brokered private placement financing upon issuing 10,000,000 common shares.

9.	Comparative figures:
Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.